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TO OUR SHAREHOLDERS

Third quarter saw stronger markets for our products with overall order growth of 15% compared to third quarter last year. An area of particular strength was North American industrial products which increased by 10.5% over last year's third quarter--twice the level of the 5% growth we saw for the first half of 1999. European orders were up 51% over third quarter last year. About 40% of this growth came from the Paul Andra acquisition earlier this year, and the remaining 11% growth was in the base business.

Net sales for the three months were $104.3 million, up 9% from last year's third quarter record of $96.1 million. Excluding a one-time charge, net earnings for the latest quarter were $5.2 million, or 57 cents per diluted share, down 15% from $6.3 million, or 67 cents per diluted share, for the same period in 1998. Including the charge, net earnings for the latest quarter were $3.2 million, or 35 cents per diluted share. The company took an after-tax restructuring charge of $3.1 million, or 22 cents per diluted share, in the most recent quarter, primarily related to severance and early retirement costs as part of Tennant's shareholder value enhancement plan.

The latest quarter also reflected the continuing impact of implementing a flexible, build-to-order manufacturing system based upon SAP software. A temporary decrease in manufacturing efficiency reduced shipments approximately $4-$5 million below what they otherwise would have been, with associated unfavorable manufacturing variances of $.8 million. The combined impact of these factors was to reduce net earnings approximately $1.2 million.

For the nine months ended September 30, 1999, net sales grew 9% to $310.1 million from last year's $284.1 million. Net earnings were $14.0 million, down 23% from 1998's $18.3 million. Earnings per diluted share of $1.53 were down 19% from $1.91 in 1998. The 1999 earnings reflected the $3.1 million restructuring charge and an estimated $1.2 million negative earnings impact associated with the transition in manufacturing systems.

Positioning Tennant for Greater Growth. To be a growth company and the global leader in our industry, we need to dramatically improve our manufacturing, logistics and customer service capabilities. Our goal is to be the best at serving customers anywhere, anytime. To do this, we need to be much more flexible and responsive than we are today. We need flexible manufacturing to support short lead times, global inventory to realize faster delivery schedules, and 24-hour customer service worldwide.

To achieve this, we believe we are among the first companies in our industry to implement an enterprise resource planning system (SAP). It allows us to move to a `build-to-order' manufacturing capability. It also will give us global visibility to customer orders and inventory. We have most of the implementation behind us--the new system is up and running in Europe and in the biggest part of North American operations.

We "went live" with the manufacturing module of SAP in the second quarter in our two major Minneapolis plants. We reported labor variances in that quarter, but expected them to be a one-time event because we were striving for a significant improvement in labor efficiency and on-time performance in our third quarter. Efficiency did improve in our fabricating plant, which has returned to its pre-SAP levels. However, our main assembly plant fell below plan. We are very disappointed in the earnings drain this caused--these results are not acceptable. Significant steps were taken in the quarter to address the situation. We installed improved labor-reporting software, are making adjustments to alleviate the shortages of parts that cause low assembly output, and appointed a new director of manufacturing to oversee this process.

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Progress on Shareholder Value Enhancement Plan. When we put this quarter in perspective, we believe the most important event will be the progress made in implementing our shareholder value enhancement plan, announced earlier this month. It has given us the long-term goal of becoming the global leader in the floor maintenance equipment market. This should help us become a growth company and enable us to meet our financial goals of 10-12% increases in sales, 10% operating margin, and improved asset efficiency. We intend to do this by leveraging Tennant's strengths--its well-established distribution channels, direct repair network, logistics and customer service staff, broad line of quality equipment, and large installed base of equipment.

A number of steps in our plan already have been taken:

- We made progress on centralizing manufacturing, purchasing and logistics activities. These now are managed globally rather than locally, which is increasing economies of scale, improving productivity, and improving coordination among our worldwide facilities.

- We are more than two-thirds of the way to our goal of reducing 150 employee positions. This has been achieved through cutting headquarters staff, early retirement, integrating our Paul Andra acquisition, closing our Singapore office, selling the Eagle burnisher line, and attrition. We expect to complete this process in the fourth quarter of next year.

- We are eliminating facilities and operations that do not add to our economic profit. This led to the sale of the Eagle line during the quarter.

Fourth Quarter: Higher Sales, Continued Progress on Manufacturing Transition. We expect continued increases in sales due to a strong base of orders. Earnings, however, will be affected by the same two factors we saw in the third quarter. First, we will take the balance of our restructuring charge, currently estimated to be between $3-$5 million. Second, we will see the effects of continuing to implement the SAP system. While the situation is improving, it will take more than one quarter for our second plant to reach pre-SAP efficiency levels and then surpass that efficiency in later quarters.

We believe that the restructuring and enterprise resource planning system are the right things to do. They represent near-term adjustments for employees and hits to profitability. We expect these to be more than offset by the long-term benefits: streamlining our organization, focusing on areas that generate economic profit, creating an Internet interface, and increased efficiency in asset utilization. This should put us ahead of our competition and allow Tennant to reach its goal of becoming a growth company and being the global leader in our industry.

This letter includes forward-looking statements involving risks and uncertainties. These include factors that affect all businesses operating in a global market as well as matters specific to the company and the markets it serves. Particular risks and uncertainties presently facing Tennant include: the ability to implement its plan to increase worldwide manufacturing efficiencies; political and economic uncertainty throughout the world; inflationary pressures; increased competition in the company's businesses from competitors that have substantial financial resources; soft markets in certain international regions including Asia, Latin America and Europe; the continuing strength of the dollar, which increases the cost of the company's products; the ability to successfully implement the SAP enterprise resource planning system; and the company's plan for growth. For additional information about factors that could materially affect Tennant's results, please see the company's Securities and Exchange Commission filings.


Janet Dolan
President - CEO

October 21, 1999